August 23, 2007

Mail Stop 4561

Via U.S. Mail and Fax (866) 468-4988
Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

> RE: **Subjex Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-29711**

Dear Mr. Hyder:

We have reviewed your response letter dated August 15, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements, page 6

1. We have reviewed your response to our comment. Since the breach of contract by FarSuperior occurred in 2006 the agreements made with each client in February 2007 represent a Type I subsequent event (i.e. indicative of conditions existing at the balance-sheet date). As such, please amend your 10-KSB to restate your financial statements to recognize the refunds and related liability as of December 31, 2006. You will also need to amend your subsequent 10-QSBs and file a Form 8-K pursuant to Item 4.02.

General

2.	In your next response please provide the acknowledgements that we have requested at the end of our letter.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

				Sincerely,

				Daniel L. Gordon
				Branch Chief